Exhibit 99.5

NICE Announces Recipients of 2016 PSAPs’ Finest Awards

Paramus, New Jersey – August 15, 2016 – NICE (NASDAQ: NICE) today announced the winners of its 2016 PSAPs’ Finest Awards, a global recognition program for emergency communications professionals now in its eleventh year. Awards are presented annually to individuals chosen as the Director, Line Supervisor, Technician, and Telecommunicator of the Year. New for 2016 was the addition of a category for PSAP of the Year.

Sponsored by NICE, a leading provider of public safety solutions for 9-1-1 centers, the PSAPs’ Finest awards recognizes individuals for their contributions to emergency communications. Any public safety communications professional from any agency is eligible to be nominated. Winners are selected by a panel of judges from the 9-1-1 industry based on criteria such as: years of service, exemplary contributions to their agency, innovative thinking and execution, depth of knowledge, dedication, and specific positive impacts to public safety communications in their communities.

The 2016 award recipients are:

PSAP of the Year Winnipeg Police Service, Division 36 Winnipeg, Manitoba, Canada	Director of the Year Steven Sharpe Director of Emergency Communications Genesee County Sheriff's Office Batavia, NY	Line Supervisor of the Year J.P. Sredzinski Public Safety Dispatch Supervisor Stratford Public Safety Communications Center (SPSCC) Stratford, CT
Technician of the Year Damon Farmer Application Support Analyst SNOPAC 911 Everett, WA	Telecommunicator of the Year Nicole Lea E911 Telecommunicator Oneida County Sheriff Office Rhinelander, WI

“On behalf of NICE, I’d like to extend our warmest congratulations to this year’s PSAPs’ Finest Winners,” said John Rennie, General Manager of the NICE Public Safety group. “As a trusted industry partner for over 30 years, NICE understands the critical role of emergency communications. We’re honored to be able to recognize these outstanding award recipients, who are all shining stars in their respective fields and have proven their dedication to helping safeguard their fellow citizens.”

Keith Godwin, 9-1-1/Communications Section Chief with Alachua County Fire Rescue, was one of five judges who volunteered their time to judge the competition this year. “The opportunity to read about such commitment and excellence was like reading a great novel,” he said. “I want to thank NICE for the opportunity to serve on the judging panel. The average citizen has no idea about the complexity of providing, supervising, supporting, and managing emergency communications. Those selected from the long list of nominees are a representation of the hundreds, if not thousands, of public safety communications professionals who provide around-the-clock support for their communities 365 days a year.”

Also serving on the judging panel this year was Chris Kearns M.Sc., Manager of the Public Safety Communications Center for the City of Lethbridge (Canada). “9-1-1 and emergency services dispatch is a tough job; it isn’t for the faint of heart,” he said. “I reviewed so many outstanding nominations that it was difficult to narrow down the final selections. Congratulations to everyone who works and thrives in this career path.”

More information on the PSAPs’ Finest Awards can be found here or obtained by emailing PSInfo@NICE.com.

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rennie, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.